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                           June 28, 2024

       Shane Bell
       Chief Financial Officer
       First National Corporation
       112 West King Street
       Strasburg, Virginia 22657

                                                        Re: First National
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed June 21, 2024
                                                            File No. 333-280378

       Dear Shane Bell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Benjamin A. Barnhill